UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

SOL-GEL TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

For the month of May 2026

7 Golda Meir Street

Ness Ziona 7403650, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 28, 2026, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the quarter ended March 31, 2026.

Attached hereto are the following exhibits:

Exhibit 99.1              Press release dated May 28, 2026

Exhibit 99.1 (other than the three paragraphs immediately preceding the heading “Financial Results for the First Quarter 2026”) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registrations No. 333-223915, 333-270477 and 333-286820) and its Registration Statements on Form F-3 (Registrations No. 333-286822 and 333-270478).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 28, 2026	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer

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